Mail Stop 4561

May 29, 2008

José Antonio Alvarez
Chief Financial Officer
Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

   Re: **Banco Santander Central Hispano, S.A.**
     Form 20-F for the Fiscal Year Ended December 31, 2005
     Form 20-F for the Fiscal Year Ended December 31, 2006
     File No. 001-12518

Dear Mr. Alvarez:

  We have completed our review of your Forms 20-F and have no further comments at this time.

       Sincerely,

       Kevin W. Vaughn
       Accounting Branch Chief